UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: March 15, 2007
Commission File Number: 000-24443
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Sheila Colman

Date: March 15, 2007	Sheila Colman
Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1.	Management’s Discussion and Analysis for the 15 months ended December 31, 2006

2.	Financial Results for the 15 months ended December 31, 2006

3

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 13, 2007 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the 15 months ended December 31, 2006. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 26 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.
CHANGE OF YEAR END
In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulations. References to “2006”, “2005” and “2004” refer to the 15-month period ended December 31, 2006 and years ended September 30, 2005 and 2004, respectively.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.
Forward-looking statements include, but are not limited to, statements with respect to estimated production, the expected effects of possible corporate transactions and the development potential of Denison’s properties; the future price of uranium and vanadium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities and other factors listed under the heading RISK FACTORS in this MD&A. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, which only apply as of the date hereof, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison, formerly International Uranium Corporation, was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (the “OBCA”) involving two companies: International Uranium Corporation, incorporated on October 3, 1996 under the OBCA, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent on September 29, 1950. The amalgamated companies were continued under the name International Uranium Corporation (“IUC”).
On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”. See discussion under the heading BUSINESS COMBINATION.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML”.
Denison is a diversified, growth-oriented, intermediate uranium producer. With 7 active uranium mining projects in North America (5 in the U.S. and 2 in Canada), Denison expects estimated production of 5 million lbs. of uranium oxide in concentrates (“U3O8”) by 2010. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted, operating and undergoing expansion. The Company’s share of the combined licensed annual milling capacity is expected to be 10.7 million lbs. in 2007. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to the company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has high potential exploration properties in Mongolia and, indirectly through its investments, in Australia.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division.
BUSINESS COMBINATION
Effective December 1, 2006, IUC completed the acquisition of DMI pursuant to the terms of an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 (the “Arrangement”). Under the Arrangement, IUC and DMI entered into a business combination by way of a plan of arrangement whereby IUC acquired all of the issued and outstanding shares of DMI in a share exchange at a ratio of 2.88 common shares of IUC for each common share of DMI. Immediately thereafter, the pre-Arrangement shareholders of IUC and DMI each owned 50.2% and 49.8%, respectively, of the Company with 177,648,226 common shares issued and outstanding, excluding the effects of outstanding stock options and share purchase warrants.
Concurrent with the Arrangement, the Company changed its name from International Uranium Corporation to Denison Mines Corp.
DMI was formed by arrangement under the OBCA and, prior to the Arrangement, its common shares were publicly traded on the TSX under the symbol DEN. DMI is engaged in uranium mining and related activities and its assets include a 22.5% interest in the McClean Lake mill and nearby mines and an environmental services division which provides mine decommissioning and decommissioned site monitoring services for third parties.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The purchase price calculation for the Arrangement is summarized below (in thousands except for per share amounts):

DMI common shares outstanding	30,552
Exchange ratio	2.88

Common shares of IUC issued to DMI shareholders, in thousands	87,991
Fair value per share of each IUC common share issued, in Cdn$	$5.74

Fair value of common shares issued by the Company, in Cdn$	$505,069
Canadian/U.S. dollar exchange rate	1.1449

Fair value of common shares issued by the Company	$441,147
Fair value of DMI share purchase warrants assumed by the Company	11,744
Fair value of DMI stock options assumed by the Company	25,635
Direct acquisition costs incurred by the Company	3,414

Purchase price	$481,940

The fair value per share of each IUC common share represents the weighted-average closing price of the shares two days before, the day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of stock options assumed by the Company to replace those of DMI was determined using the Black-Scholes option pricing model. The calculation of the fair value of the share purchase warrants assumed by the Company to replace those of DMI was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. Each DMI stock option and warrant will provide the holder the right to acquire a common share of the Company when presented for exercise adjusted by the exchange ratio above.
Purchase Price Allocation
The preliminary allocation of the purchase price is based on management’s estimate of the fair values after giving effect to the Arrangement and is summarized below:

DMI
Fair Value
December 1,
(in thousands)	2006

Cash and cash equivalents	$63,634
Other current assets	25,067
Long-term investments	7,596
Property, plant and equipment	395,752
Restricted investments	1,990
Goodwill and other intangibles	115,163

Total assets	609,202

Current liabilities	12,977
Provision for post-employment benefits	3,692
Reclamation and remediation obligations	7,888
Other long-term liabilities	9,553
Future income tax liability	93,152

Total liabilities	127,262

Net assets purchased	$481,940
The Arrangement has been accounted for under the purchase method with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
company, the premium paid by IUC to acquire DMI and the composition of the board of directors and the executive management team.
DMI’s assets and liabilities were measured at their individual estimated fair values as of December 1, 2006, the effective date of the transaction. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments which are based on information available at the time these financial statements were prepared. The Company has engaged independent valuators to assist in the determination of the fair values of the significant assets and liabilities acquired. The book value of the shareholders’ equity accounts has been eliminated. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.
The Uranium Industry
Commercial nuclear power generation began just over 40 years ago and now generates as much global electricity as was produced 40 years ago by all sources. The relatively low operating cost of nuclear power combined with the increased focus on climate change could result in increased electricity production from nuclear generators in various areas of the world.
There are 103 operating nuclear reactors in the United States and a total of 435 worldwide, operating in 30 countries representing a total world nuclear capacity of 368.9 gigawatts. A further 28 reactors with a capacity of 22.7 gigawatts are under construction in 12 countries and an additional 64 reactors (68.9 gigawatts) are planned. With the only significant commercial use for uranium being nuclear fuel for nuclear reactors, it follows that reactor requirements are the key component in the uranium market.
Uranium Supply and Demand
The world’s operating nuclear power reactors require about 173 million pounds of uranium per year. As nuclear power capacity increases, the uranium fuel requirement also increases. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapon grade material and reprocessing of spent fuel). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period 2002-2005, global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.1 million pounds in 2005, however, it dropped in 2006 to 104 million pounds as a result of production problems at several production centres. Canada and Australia currently account for over half the world’s production. The United States’ production only represented about 4% or 4.1 million pounds of uranium in 2006. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. In 2005, seven companies accounted for over 78% of primary production while the six largest uranium mines produced over 58% of the aggregate global production.
Primary uranium production presently supplies only about 60% of the total annual requirements of nuclear power generators. The remaining supply is from secondary sources, which include inventories held by producers and utilities, government inventories, and uranium recycled from government stockpiles. The recycling of Highly Enriched Uranium (“HEU”) from Russia is a unique subset of secondary sources of supply. Surplus fissile military materials are converted from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (the “Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. The Russian HEU agreement terminates in 2013 and Russia has stated that it will not be renewed. In April 1996, the USEC Privatization Act gave Russia the authority to sell Russian natural uranium derived from the LEU (referred to as the “HEU Feed”) in the United States over the 20-year period under certain defined quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling this HEU Feed through long-term supply agreements with various producers and other companies involved in the nuclear fuel cycle.
Based upon recent assessments of future secondary uranium supply, the scheduled uranium production forecast and forecasted nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecast needs of Western reactors. Based upon the most recent assessment of market trends published by the World Nuclear Association, “The Global Nuclear Fuel Market: Supply and Demand 2005-2030,” (September 2005), under Reference Case conditions (uranium requirements, secondary supply) uranium production to support Western reactors will need to expand from its 2004 level of 93.2 million pounds, up to 123.0 million pounds in 2010 and reach 161.4 million pounds by 2015. These estimates are subject to a number of assumptions about future events and the anticipated deficit could change if the assumptions are incorrect.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure a substantial part of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s or supplier’s uranium reserves, record of performance and cost competitiveness, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Prices under these contracts are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers. These other suppliers typically source their uranium from organizations holding excess inventory, including utilities, producers and governments.
The spot market is the market for uranium purchased for delivery within one year. Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but has jumped to about 35 million pounds over the last two years as utility inventories commence to be rebuilt and investors and hedge funds have entered the market as significant buyers. The remaining component of the supply is the term market where uranium is bought and sold under multi-year agreements between nuclear utilities and uranium producers/suppliers. By way of definition, the long-term uranium price reflects the initial base price under a newly-negotiated multi-year uranium agreement with deliveries commencing 12-24 months in the future and extending for 3-4 years thereafter.
Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 in 1977, and then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. From this low in 1991, the spot price increased to $16.50 in June 1996. The primary reasons for this increase were trade restrictions limiting the free flow of uranium from the former CIS republics into the Western world markets, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries, and the reluctance of uranium producers and inventory holders to sell at low spot price levels. The drop in spot demand in the following four years along with Russian HEU Feed sold under the USEC Privatization Act largely contributed to a relatively steady drop in prices to $7.40 in September 2000.
Prices remained depressed as a result of weak demand, falling to $7.10 in January 2001, but, due to moderate increases in demand and production problems at the McArthur River and Olympic Dam operations, prices rose to $12.25 by September 2003. Another major impact to the market occurred in early November 2003, as a result of Russia terminating a long term contract for the supply of HEU Feed with Globe Nuclear Services and Supply GNSS, Limited (“GNSS”).
The uranium spot price started 2004 at $14.50 per pound U3O8 and has increased steadily since that date reaching $72.00 by the end of 2006.
The long-term uranium price has undergone an even more pronounced increase over the past several years, rising from just under $11.00 per pound U3O8, at the end of 2002, to $75.00 per pound at the end of 2006.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles and the availability of increased or new production from other uranium producers.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2005, four companies, Cameco Corporation, the AREVA Group (“AREVA”), Rio Tinto and BHP Billiton produced approximately 55% of total world output. Most of the world production was from Canada and Australia which produced a combined 51% of global uranium output in 2005. Moreover, in 2005, Kazakhstan, Russia and Uzbekistan produced a combined 24% of worldwide uranium while supplying significant

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing nearly 28% of the world supply.
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau district. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V2O5. The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide (“flake”, “black flake”, “tech flake” or “V2O5”). The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.
In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a byproduct of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of six pounds of vanadium for every pound of uranium, and the financial benefit derived from the byproduct sales have helped to make the mines in this area profitable in the past. Low prices for both uranium and vanadium in recent years have forced producers in the Colorado Plateau District to place their facilities on standby. However, increases in the price of both of these metals have given rise to renewed interest in these facilities.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00-$2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $5.42 per pound by September 1998 and $2.56 per pound in December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply. In the third quarter of 2003, vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through fiscal 2004. In fiscal 2005, demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to the range of $8.00 to $10.00 per pound V2O5 at the end of 2005 due to the ramp up of Chinese vanadium production and have continued to decline during 2006 to the $7.00 to $8.00 range
World demand will continue to fluctuate in response to changes in steel production. However, the overall consumption is anticipated to increase as demand for stronger and lighter steels grows, augmented by the demand created by new applications, such as the vanadium battery.
Marketing Uranium
Denison markets its entire share of production from McClean Lake and will market the future production from Midwest jointly with its joint venture partner, AREVA Resources Canada Inc. (“ARC”), through a joint marketing company, McClean Uranium Limited (“MUL”). Denison’s production from the White Mesa mill is marketed directly by Denison.
MUL is incorporated in Saskatchewan and is owned 30% by Denison and 70% by ARC. MUL sells uranium produced at the McClean mill to various nuclear utilities in various parts of the world.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These legacy contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile. However, when market prices are increasing rapidly, as has been the case over the last several years, prices received under the legacy contracts cannot match such increase. As a consequence, prices are being renegotiated based on market related pricing formulas, or the legacy contracts are being allowed to expire in accordance with their terms so that uranium can be sold on the spot market or at prices related to the spot price.
Agreements with AREVA provide for production to be allocated first to a market related contract with any surplus to be apportioned evenly over the lower-priced legacy contracts that aggregate 220,000 pounds of Denison’s share of production in 2006-2008. The remaining legacy contracts expire by the end of 2008. Delivery under legacy contracts is at the discretion of the customer so may vary markedly from quarter to quarter. Marketing efforts to sell production from the White Mesa mill will concentrate on term contracts, principally related to market prices proximate to the time of delivery while retaining a portion of production to take advantage of opportunities in the current tight supply-demand situation.
Marketing Vanadium
Vanadium has been largely producer-priced historically, but during the 1980s, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryans Notes. Historically, vanadium production from the White Mesa mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time.
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the fifteen months ended December 31, 2006 and for the years ended September 30, 2005 and 2004:

	3 Months ended	15 Months ended	Years Ended
	December 31,	December 31,	September 30,
(in thousands)	2006	2006	2005	2004

Results of Operations:
Total revenues	$8,322	$9,722	$131	$2,424
Net (loss)	(2,407)	(16,998)	(11,450)	(5,045)
Basic and diluted (loss) per share	(0.02)	(0.18)	(0.14)	(0.07)

Financial Position:
Working capital	$93,743	$93,743	$4,244	$15,467
Long-term investments	16,600	16,600	3,814	892
Property, plant and equipment	403,571	403,571	6,767	3,686
Total assets	659,348	659,348	34,214	36,902
Total long-term liabilities	$123,244	$123,244	$13,444	$17,748

RESULTS OF OPERATIONS
General
The results for 2006 include the results for DMI from December 1, 2006. The 2006 results are also for a 15-month period compared with a 12-month period in 2005 and 2004.
The Company recorded a net loss of $16,998,000 ($0.18 per share) for 2006 compared with a net loss of $11,450,000 ($0.14 per share) for 2005. The results for 2005 and 2004 have been restated to reflect the change in

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
accounting policy to expense exploration costs as discussed in Note 3 of the December 31, 2006 Financial Statements.
Revenues totaled $9,722,000 for 2006 compared with $131,000 for 2005. Expenses totaled $33,816,000 for 2006 compared with $16,948,000 for 2005. Net other income totaled $7,399,000 for 2006 compared with $5,757,000 for 2005.
Revenues
Uranium sales revenue for the period totaled $7,575,000 from the net sale of 109,400 lbs U3O8 of production from the McClean Lake joint venture at an average sales price of $55.76 per lb. and from the amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $1,475,000.
Denison markets its uranium from the McClean Lake joint venture jointly with ARC. Generally, sales are made under several long-term contracts with nuclear utilities with a variety of pricing mechanisms. Denison’s share of current contracts sales volumes is set out in the table below:
Current Contracted Sales Volumes (Note 1)
(pounds U3O8 x 1000)

(in thousands)	2007	2008	2009	2010	Pricing
Market Related	590	590	440	0	80% to 85% of Spot
Legacy Base Escalated	220	220	0	0	$12.50 to $25.50
Legacy Market Related	0	140	175	0	96% of Spot

Notes:

1.	Assumes customers take maximum quantities permitted by contract
Agreements with AREVA call for production to be allocated first to the market related contracts with any surplus to be apportioned evenly over the legacy contracts. The legacy base-escalated contracts have pricing formulas that result in sales prices well below current market prices. These contracts have been fair valued at December 1, 2006 and a liability was recorded in the amount of $14,848,000 which will be amortized through revenue over the life of the contracts.
Revenue from process milling fees totaled $1,457,000 compared to $50,000 in 2005 generated through a toll milling agreement. The Company completed the processing of approximately 500 tons of ore during 2006 and received a gross process milling fee of $1,374,000, less a consulting fee paid to a third party of $398,000 included in process milling expenditures.
During 2006, the Company continued to receive alternate feed materials at the White Mesa mill. Alternate feed materials, usually classified as waste products by the processing facilities that generate these materials, contain uranium that can be recovered as an environmentally preferable alternative to direct disposal. The Company receives a fee for a majority of its alternate feed materials once they are delivered to the Mill. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.
During 2006, the Company received alternate feed materials from a commercial metals producer. The Company receives a fee on receipt of these materials representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. The Company also received material from the Linde site, a Formerly Utilized Sites Remedial Action Program or FUSRAP site in the United States. A portion of the Linde fees, equal to the costs that are incurred receiving the materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the materials are processed at which time revenues are recognized. Also during 2006, the Company continued to receive high-grade alternate feed materials under its existing contract with Cameco Corporation. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced.
During 2006, the Company received 1,406 tons of alternate feed materials (2005: 2,599 tons). At December 31, 2006, approximately 47,331 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The White Mesa mill began processing its stockpile of high-grade alternate feed materials on March 21, 2005. Prior to that, the mill was on stand-by for a 21-month period. As of December 31, 2006, there were approximately 1,851 tons of these high-grade materials at the mill to be processed, containing approximately 221,000 pounds of uranium.
At December 31, 2006, the Company had produced approximately 277,000 pounds of uranium from these materials with a market value at December 31, 2006, of approximately $20,000,000.
Future sales of the Company’s uranium inventory and production will be under market related contracts with appropriate floor prices. In March 2007, one such contract was completed for the sale of 17% of the White Mesa mill production commencing in 2008 up to 6.5 million pounds with a minimum of 2.5 million pounds by the end of 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. No other new sales contracts are in place at this time. The Company continues to hold approximately 46,000 pounds of vanadium in inventory, as vanadium pregnant liquor, for future sale.
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) for the pursuit of a U.S. Department of Energy (“DOE”) alternate feed program for the Mill. This 50/50 joint venture is carried out through Urizon Recovery Systems, LLC (“Urizon”). The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE as to how DOE intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program to the DOE contractor as a suitable disposition option for this feedstock. The accounts of Urizon are included in the Company’s financial statements on a proportionate consolidation basis.
Revenue from the environmental services division acquired in the DMI transaction was $221,000 for December 2006.
Revenue from the management contract with Uranium Participation Corporation acquired in the DMI transaction was $430,000 for December 2006.
Operating Expenses
Uranium Production
The McClean Lake joint venture produced 267,000 pounds of uranium during the month of December 2006. Denison’s 22.5% share of production totaled 60,000 pounds during the month. The 12-month production at McClean for 2006 totaled 1,794,000 pounds compared with 5,490,000 for 2005. The primary reasons for lower production for the 12 months in 2006 were lower grade ore feed, the absence of higher grade ore from the blind boring/jet boring operations, reduced throughput caused by variances in the arsenic concentration of the ore feed that resulted in elevated temperature in the leach circuit and a shortage of reagents due to road closure caused by forest fires.
Unit production costs increased significantly in the 12 months of 2006 compared to last year due to the lower volumes produced and variances in the composition of ore being fed to the mill. Unit production costs averaged about Cdn$24.00(1) per pound higher than average production costs in 2005. This increase is expected to be reduced as production volumes increase above the levels in 2006 and further reduced by about Cdn$2.00(1) per pound with the addition of a ferric sulphate plant, scheduled to go into service in 2007. .Fixed costs for the McClean operations approximate Cdn$40 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost. The increase in unit production costs is expected to be eliminated when the production rate returns to 5.5 million pounds per year.
The Midwest deposit is currently scheduled to commence production in late 2010 or early 2011 and production is planned to increase to a rate of about 9 million pounds per year. The processing of Cigar Lake ore, expected to ramp up to over 7 million pounds of mill output per year, was scheduled to commence at the McClean mill in early 2008 until the recent flooding of the Cigar Lake mine. The timing of commencement of production of Cigar Lake ore is unknown at this time. The expansion required to receive and process ore from Cigar Lake is expected to be complete in early 2007. The McClean joint venture will have the benefit of the Cigar Lake expansion until it is utilized for processing Cigar Lake ore.
Production at the White Mesa mill from alternative feed milling was 280,000 pounds of uranium.

(1)	These are non-GAAP measures based upon the underlying accounts of DMI.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Alternate Feed Milling and Mill Stand-By Expenditures
Alternate feed expenditures at the mill were $3,973,000 for 2006 compared with $1,439,000 for 2005, an increase of $2,534,000 as a result of the mill startup and operation in March 2005. This increase includes the consulting fee of $398,000 paid by the Company as disclosed above under the heading “Revenues”. White Mesa mill stand-by expenditures were Nil for 2006 compared with $1,038,000 for the 2005, representing the pre-startup expenditures.
Both process milling and mill stand-by expenditures consist primarily of payroll and related expenses for personnel, environmental programs, contract services and other overhead expenditures required to operate the White Mesa mill or to maintain it on stand-by.
Revision of Asset Retirement Obligation
Included in operating expenses in 2006 is a gain resulting from the re-estimation of the reclamation obligation regarding the White Mesa mill totaling $3,065,000 to reflect that the best estimate of timing of the reclamation expenditure is much further in the future. The adjustment has been recorded within the statement of operations as the reclamation asset has been fully written off.
Uranium Mining and Development
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau district. Mining activity has commenced and mined ore will be stockpiled at the mill with the milling of the ore scheduled to commence early in 2008.
During 2005, the Company was successful in a competitive bid for a state lease in southeastern Utah. The Company paid an initial cash payment of $1,000,000 and annual advance minimum royalty and rental payments of $60,000. This property is adjoined by a number of privately-held, unpatented mining claims acquired by the Company that together comprise the Tony M Mine. These private claims were acquired for $200,000 in cash payments and 250,000 common shares of the Company, of which 147,000 common shares were issued in 2006 at a value of $907,000. Subsequent to year end a further 103,000 common shares were issued at a value of $950,000. The Tony M Mine adjoins the Company’s existing Bullfrog exploration property, which together are now referred to as the “Henry Mountains Complex”. During 2005, the Company announced initiation of permitting for mining of the Henry Mountains Complex.
Capitalized mineral property expenditures in the United States were $4,738,000 at December 31, 2006 compared with $2,462,000 at September 30, 2005 (September 30, 2004: Nil) primarily as a result of development expenditures incurred on the Colorado Plateau and permitting expenditures on the Henry Mountains Complex.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $420,000 for the period. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.6% of gross uranium sales and capital tax otherwise computed under the Act. For uranium production after January 1, 2007, the factor applied to gross uranium sales for Saskatchewan capital tax purposes will be reduced to 3.3% with further reductions scheduled in 2007 and 2008. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has not paid tiered royalties in the past and has sufficient mill and mine capital and expansion allowances available or anticipated to shelter it from the tiered royalty at current uranium prices for several years.
MINERAL PROPERTY EXPLORATION
In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
During 2006, the Company entered into the following arrangements relating to its exploration properties:

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
a)	The Company acquired an option from Consolidated Abaddon Resources Inc. to earn a 51% interest in the Huard-Kirsch Lakes Property located in the eastern part of the Athabasca Basin, Saskatchewan. The Company paid Cdn$25,000 in cash and is required to incur Cdn$1,500,000 in exploration expenditures on or before November 1, 2008 to earn its interest;
b)	The Company and JNR Resources Inc. formed a 60/40 joint venture to explore a number of claims in the Bell Lake area located in the northern part of the Athasbasca Basin. These claims are subject to a 2% net smelter returns royalty;
c)	The Company acquired an option from Consolidated Abaddon Resources Inc. to earn up to a 75% interest in the Sims Lake Property located in the west central part of Labrador. The Company is required to pay Cdn$40,000 in cash and incur Cdn$450,000 in exploration expenditures over two years to earn an initial 51% interest and incur further exploration expenditures of Cdn$1,000,000 on or before January 1, 2010 to earn an additional 24% interest. These claims are subject to a 2% net smelter returns royalty; and
d)	The Company acquired an option with Cameco Corporation to earn up to a 75% interest in the Park Creek Property located in the eastern part of the Athabasca Basin. The Company is required to incur exploration expenditures of Cdn$2,800,000 over three years to earn an initial 49% interest and a further Cdn$3,000,000 over two years to earn an additional 26% interest.
As the result of the DMI transaction, the Company gained interests in a number of additional exploration properties. Denison is engaged in uranium exploration as part of the McClean and Midwest joint ventures and as a participant in the Wheeler River, Wolly and Waterfound joint ventures. Denison’s share of exploration spending for the month of December 2006 totaled $213,000.
Expenditures on the Moore Lake Property were $2,931,000 for 2006 compared with $4,940,000 for 2005. Expenditures on the remaining Canadian properties totaled $8.178,000 in 2006 (2005: $2,068,000).
The Company has a 70% interest in the Gurvan Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Mineral property expenditures on the Gurvan Saihan Joint Venture properties were $2,513,000 in 2006 compared with $949,000 in 2005. During 2006, the Company incurred $2,414,000 in exploration expenditures as a result of a major drilling program. The program results for certain properties were identified to warrant no further exploration work and the Company recorded a write-down of $186,000 relating to these properties.
The Company also conducts uranium exploration in Mongolia on its 100% owned exploration licenses. Mineral property expenditures for these licenses were $948,000 during 2006 compared with $221,000 during 2005. During 2006, the Company incurred $799,000 in exploration expenditures as a result of major drilling programs. The program results for some of the properties were identified to warrant no further exploration work and the Company recorded a write-down of $18,000 relating to these properties.
During 2005, the Company entered into an agreement with Erdene Gold Inc. (“Erdene”) to acquire a 65% interest in Erdene’s Mongolian uranium properties in consideration for expenditures of Cdn$6,000,000 over a four-year period. In addition, the Company purchased, by way of private placement, one million common shares of Erdene at a price of Cdn$1.00 per share. Mineral property expenditures on these properties were $736,000 during 2006 compared with $411,000 during 2005 as a result of drilling programs.
General and Administrative
General and administrative expenses were $11,379,000 for 2006 compared with $4,537,000 for 2005. The increase was primarily the result of the following:
a)	stock-based compensation expense of $5,370,000 for 2006 compared to $948,000 for 2005;

b)	an increase in consulting and other fees of $556,000 for 2006 relating to compliance with Section 404 of the Sarbanes-Oxley Act;

c)	an increase in other public company expenses of $606,000 due to additional compliance costs;

d)	inclusion of DMI effective December 1, 2006; and

e)	Inclusion of 2006 as a 15-month period.
General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other Income and Expenses
Other income and expenses totaled a net other income of $7,399,000 for 2006 compared with $5,757,000 for 2005.. The decrease was due primarily an increase in the dilution gain from Fortress Minerals Corp. and increases in gain on foreign exchange and net interest and other income offset by a one-time gain of $2,939,000 from the sale of short-term investments and minority interest of $917,000 relating to Fortress, both during the 2005.
Dilution gain was $7,167,000 for 2006 compared with $2,098,000 for 2005 while minority interest recovery was Nil for 2006 compared with $917,000 for 2005. Dilution gain represents the Company’s proportionate share of the increase in Fortress’ net assets resulting from the issuance of common shares by Fortress over the same period. Minority interest represents the minority interest’s proportionate share of Fortress’ loss for the period since acquisition. As an offset to these increases, the Company’s share in the net loss incurred by Fortress was $4,003,000 for 2006 compared to $1,493,000 for 2005 reflecting the application of the equity method to account for the Company’s investment in Fortress.
Net interest and other income were $2,614,000 for 2006 compared with $699,000 for 2005 due primarily to an increase of $1,790,000 in interest income and the recognition of $119,000 in other income relating to the termination of a joint venture agreement on a certain mineral property in Utah. Interest income increased significantly as a result of two private placements completed during 2006 providing the Company with net cash proceeds of $42,526,000. Gain on foreign exchange was $1,915,000 for 2006 compared with $560,000 for 2005. Foreign exchange gains are due to the effects of the overall strengthening of the Canadian dollar as compared to the U.S. dollar. As the Company’s cash and cash equivalents are held primarily in Canadian dollars, a continued strengthening of the Canadian dollar as compared to the U.S. dollar results in additional gains on foreign exchange being recognized upon translation to U.S. dollars for financial reporting purposes.
Investment in Fortress Minerals Corp.
On June 23, 2004, the Company sold its Mongolian precious and base metals exploration properties to Fortress Minerals Corp. (“Fortress”), a company incorporated in Canada and listed for trading on the TSX Venture Exchange. In exchange, the Company received 28,000,000 common shares of Fortress, representing 63.14% of the issued and outstanding common shares of Fortress at that time. The Company has since participated in three private placement financings and acquired a further 2,598,750 common shares of Fortress at a total cost of $1,743,000 (Cdn$2,038,000).
At December 31, 2006, the Company held 30,598,750 common shares of Fortress, representing 36.15% of its issued and outstanding common shares, with a market value of $28,619,047 (Cdn$33,352,638) based on the closing price as of that date. Since April 30, 2005, the Company has applied the equity method to account for its investment in Fortress.
Outlook for 2007
Mining and Production
In June 2006, the Company announced the recommencement of active mining operations at a number of its U.S. uranium/vanadium mines in the Colorado Plateau Mining has commenced and production from the Sunday mine is expected to add about 100 tons of ore daily to the current daily U.S production from the Pandora, Topaz and St. Jude mines that will aggregate to about 550 tons per day by mid-2007. Production from these mines, in the area known as the Colorado Plateau District, is being hauled to Denison’s White Mesa mill and is currently being stockpiled. Milling of conventional ore is scheduled for early 2008 when the milling of the alternate feed is completed and at least 150,000 tons of ore is stockpiled at the mill.
The Company will be evaluating the Rim and Van 4 mines on the Colorado Plateau district with the plan to commence mining operations in 2007.
At the Tony M mine within the Henry Mountains Complex, which is located in Utah, permitting is progressing well and it is expected that full operational permits will be received by the end of the first quarter, 2007. Rehabilitation of the mine will commence within the next few months under the exploration permit that the Company has in place for the Tony M mine. Production from this mine is anticipated in the third quarter of this year.
At the White Mesa mill, the Company has implemented a $15 million modernization program which will include modifications to the mill circuit, upgrading of equipment and relining of tailings cell 4A. The mill continues to process alternate feed material from several large contracts. Production at the White Mesa mill in 2006 was approximately 280,000 pounds of U3O8 and it is anticipated that production in 2007 will be about 400,000 pounds. By 2010,

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
production levels from U.S. operations are anticipated to reach greater than 3.0 million pounds U3O8 and 4.5 million pounds of vanadium. The Company intends to maximize the advantage of its ownership of one of only two operating mills in the U.S. To that end, in addition to processing its own ore and alternate feed material, the Company has commenced negotiating toll milling arrangements with other mines in the region.
Mining at the Sue E pit at McClean Lake in northern Saskatchewan is proceeding on schedule with a scheduled completion by the end of this year. U3O8 production at the McClean Lake mill is expected to be 2.2 million to 3.0 million pounds in 2007. The large variance in this estimate is a result of the uncertainty associated with the drilling of the bore holes for the jet boring mining at the McClean North deposit, the completion of mill modifications to increase the leaching capacity at the mill and the time required to obtain regulatory approvals to implement the mill modifications. Production levels at McClean should continue to increase and by 2011, with Midwest ore production and another mill expansion, production should be about 9 million pounds per year.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in over 35 exploration projects, primarily located in the southeast part of the Basin and within open pit depths and trucking distance of the operating mills. Denison, together with a subsidiary of AREVA and Cameco Corporation, now control the majority of the highly favourable geology in the prolific southeastern sector of the Basin.
Denison is participating in nine major drill programs during the current winter season in the Basin. Denison is operator on the Wheeler River, Park Creek, Huard-Kirsch and Crawford Lake joint ventures, and the 100% owned Johnston Lake project. JNR Resources Inc. will operate the 75% owned Moore Lake project until June, 2007 when Denison will take over. Near the McClean Mill, joint venture partner ARC is operator of the Midwest, Wolly and McClean projects.
On Denison’s operated and non-operated projects, a total of approximately 48,000 metres of drilling is planned this winter, consisting of approximately 110 holes using 8 diamond drill rigs. This meterage represents a substantial increase over that of each of its two predecessor companies, and reinforces Denison’s commitment to exploration in the Basin. The Company’s projects in the Basin represent a good balance of grass roots, mid stage, and developed projects.
In addition to these major drill campaigns, Denison is carrying out a number of different geophysical surveys to identify targets for future drill programs. Almost 5,500 line kilometres of airborne geophysical surveys are currently being flown over three properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on eight properties, where over 382 line kilometres of Fixed Loop Time Domain EM surveys, 342 line kilometres of HLEM (Horizontal Loop Electromagnetics) and over 120 line kilometres of DC Resistivity surveys will be completed this winter. Over 1,000 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
At the Midwest project where Denison maintains a 25.17% interest, operator ARC’s focus will be on delineation drilling on the Mae zone, one of the most economically important discoveries in recent years. Denison will report on any significant results as they become available.
Denison’s exploration spending in 2007 in the Athabasca basin is expected to total $15,500,000.
Southwest United States
In the United States, Denison’s exploration activities are ramping up after a 25-year hiatus. An estimated 90,000 feet (28,000 metres) of drilling is planned in 2007, with work initially concentrating near the Company’s permitted and producing mines in Utah and Colorado. 2007 spending in the U.S. is expected to total $1,150,000.
Mongolia
In Mongolia, Denison is committing to a substantial increase in work over previous years. Denison maintains a majority interest in two deposits and a large number of exploration projects which have returned uraniferous intersections. Following a late 2006 review of decade-long exploration programs by Denison and predecessor companies, a decision was made to substantially accelerate work on two advanced deposits, potentially containing economically recoverable resources, and to also accelerate exploration on these and other high potential projects. A major 160,000 metre, two-year drill program has been authorized in order to investigate these targets and prepare

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
two areas for prefeasibility work in preparation for commercial production by 2010. Exploration spending in Mongolia in 2007 is expected to total $6,618,000.
Australia
Energy Metals Limited (“Energy Metals”) continues to receive good results from its Bigrlyi joint venture near Alice Springs in Australia as announced by it on January 12, 2007. Denison owns an 11% equity interest in Energy Metals and is looking to further participate in advanced projects.
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2006	2006	2006	2006	2006
(in thousands)	Q5	Q4	Q3	Q2	Q1

Total revenues	$8,322	$1	$2	$666	$731
Net income (loss)	(2,407)	(6,368)	(2,886)	(2,474)	(2,863)
Basic and diluted earnings (loss) per share	(0.02)	(0.06)	(0.03)	(0.03)	(0.04)

	2005	2005	2005	2005
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$80	$47	$—	$4
Net income (loss)	(7,692)	(1,153)	(1,438)	(1,167)
Basic and diluted earnings (loss) per share	(0.09)	(0.01)	(0.02)	(0.01)

Refer to RESULTS OF OPERATIONS above for disclosure of the 2006 Period changes.
Variations in the results of operations for each of the quarters are primarily the result of changes in expense and other income/expense items. Results for 2006 Q5 include stock based compensation of $5,923,000 and equity and loss in Fortress of $3,609,000, offset by a dilution gain of $4,848,000. Results for 2006 Q3 include a gain on foreign exchange of $1,756,000. Results for 2006 Q2 include a dilution gain of $1,762,000 relating to the investment in Fortress.
Results for 2005 Q1 include a gain on foreign exchange of $543,000. Results for 2005 Q2 include stock-based compensation of $278,000 and write-down of mineral property of $543,000, offset by a gain on sale of short-term investments of $2,893,000 and minority interest of $793,000. Results for 2005 Q3 include stock-based compensation of $657,000 and equity in loss in Fortress of $122,000, offset by a dilution gain of $1,861,000. Results for 2005 Q4 include process milling expenditures of $1,432,000 and equity in loss in Fortress of $557,000.
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $69,127,000 at December 31, 2006 compared with $6,111,000 at September 30, 2005. The increase of $63,016,000 was due primarily to net cash proceeds of $45,856,000 received from the issuance of common shares through private placements and exercise of warrants and stock options and acquisition of cash and cash equivalents, net of acquisition costs, from the DMI transaction of $60,219,000, offset primarily by purchases of plant and equipment of $11,253,000 and net cash used in operating activities of $27,494,000.
Net cash used in operating activities was $27,494,000 during 2006 compared with $12,192,000 during 2005. Net cash used in operating activities are comprised of net loss for the period, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during 2006 include increases of $7,175,000 (2005: $1,065,000 decrease) in trade and other receivables and $4,414,000 (2005: $2,134,000) in inventories. The increase in trade and other receivables during 2006 is primarily the result of uranium sales in late December from the Company’s production from McClean Lake. The increase in inventories during 2006 consists primarily of process milling costs relating to the alternate feed material processing and the approximately 280,000 pounds of yellowcake produced to December 31, 2006.
Net cash provided by investing activities was $45,752,000 during 2006 compared with $281,000 during 2005. The increase was due primarily to cash and cash equivalents of $60,219,000 acquired in the DMI transaction offset in part by $11,253,000 in purchases of property, plant and equipment . During 2006, restricted investments increased by $1,056,000 (2005: $458,000).

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
During 2006, the Company completed two significant equity financings for total gross proceeds of $43,703,000 (Cdn$51,587,000). On October 14, 2005, the Company completed a private placement of 6,000,000 common shares at a price of Cdn$7.50 per share for gross proceeds of $38,011,000 (Cdn$45,000,000). On December 5, 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of Cdn$7.75 per share for gross proceeds of $5,692,128 (Cdn$6,587,500) which funds are restricted to eligible Canadian exploration expenditures. Net proceeds from these private placement financings totaled $42,526,000. During 2006, the Company participated in private placements to purchase 1,866,000 common shares of Fortress for a total cost of $1,524,000 (Cdn$1,745,000).
In total, these sources and uses of cash resulted in a net cash inflow of $63,016,000 during 2006 compared with a net cash outflow of $5,934,000 during the 2005.
The Company’s existing cash and cash equivalents balance and its expected cash flow from its 2007 operations may not be sufficient to satisfy its anticipated working capital requirements, planned capital expenditure requirements and planned exploration programs for the next 12 months. While these expenditures are discretionary, additional funding through the issuance of common shares or flow-through common shares and debt will be pursued to fund future corporate opportunities. Flow-through common shares provide a mechanism whereby the tax benefits of certain Canadian exploration and development expenditures incurred or to be incurred by the Company are renounced or “flowed-through” to the subscribers.
EVENTS SUBSEQUENT TO YEAR-END
On January 9, 2007, Denison issued 9,010,700 common shares at a price of Cdn$11.75 per share for gross proceeds of Cdn$105,875,725.
On January 23, 2007, Denison lodged a bidder’s statement with the Australian Securities and Investment Commission in connection with Denison’s offer to acquire all of the issued and outstanding shares of OmegaCorp, a company listed on the Australian Stock Exchange. The cash offer of AU$1.10 per share was scheduled to close on February 28, 2007 but was extended to March 9, 2007 and was subsequently extended to March 21, 2007. Approximately 29% of the common shares of OmegaCorp were tendered by March 13, 2007.
On February 26, 2007, Denison announced that it had applied for a listing of its common shares on the American Stock Exchange. It is expected that the process will be completed by early April, 2007.
On February 27, 2007, Denison announced an agreement to acquire five uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5.5 million plus a 1% royalty.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC acquired in the DMI transaction. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of Cdn$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between Cdn$100,000,000 and Cdn$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of Cdn$200,000,000; c) a fee of Cdn$200,000 upon the completion of each equity financing where proceeds to UPC exceed Cdn$20,000,000; d) a fee of Cdn$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6 ) of business where the gross value of such transaction exceeds Cdn$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of Cdn$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.
The Company is also a party to a temporary revolving credit facility agreement with UPC (not to exceed Cdn$15,000,000). The current credit facility terminates on May 10, 2007 and is fully secured by the uranium investments of UPC. Interest under the credit facility is based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn Cdn$11,000,000 under the facility.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC during 2006:

(in thousands)	2006 (1)

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$94
Commission fees on purchase and sale of uranium	336
Fees earned from UPC included in other income:
Loan interest under credit facility	57
Standby fee under credit facility	3

Total fees earned from UPC	$490

(1)	Reflects fees earned for the one month period of December 2006 only.
At December 31, 2006, accounts receivable includes $156,000 due from UPC with respect to the fees indicated above and notes receivable includes $9,439,000 with respect to the loan drawdown under the temporary credit facility.
During 2006, the Company had the following additional related party transactions:
a)	incurred legal fees of $292,000 (2005: $77,000) with a law firm of which a partner is a director of the Company;

b)	incurred management and administrative service fees of $237,000 (2005: $169,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of Cdn$18,000 per month plus expenses. At December 31, 2006, an amount of $100,000 (September 30, 2005: $70,000) was due to this company;

c)	provided executive and administrative services to Fortress and charged an aggregate of $112,000 (2005: $21,000) for such services. At December 31, 2006, an amount of $31,000 (September 30, 2005: $29,000) was due from Fortress relating to this agreement.
OUTSTANDING SHARE DATA
At March 13, 2007, there were 188,005,528 common shares issued and outstanding, 6,052,074 stock options outstanding to purchase a total of 6,052,074 common shares and 3,322,000 warrants outstanding to purchase a total of 9,568,000 common shares, for a total of 203,625,000 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rule 13a-15(f). Management conducted an assessment of the Company’s internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 excluded the operations of DMI, which was acquired by the Company effective December 1, 2006 in a business combination. DMI is a wholly-owned subsidiary of the Company whose total assets and total net sales represented approximately 91% of the book value of consolidated total assets and more than 85% of consolidated net sales, respectively, of the Company as of and for the fifteen month period ended December 31, 2006. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the Securities and Exchange Commission.
There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, intangible assets and goodwill. At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. Capitalized mineral property expenditures, these factors include analysis of net recoverable amounts, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
CHANGES IN ACCOUNTING POLICIES
Effective December 1, 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.
The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.
The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.
The Company will be required to adopt the following new accounting standards effective January 1, 2007:
a)	CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The impact of this new standard is discussed below in c);
b)	CICA Handbook Section 3251: “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact;
c)	CICA Handbook Section 3855: “Financial Instruments — Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income; and
d)	CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
CONTRACTUAL OBLIGATIONS
At December 31, 2006, the Company had a reclamation liability of $18,447,000, the timing of which will depend upon the Company’s business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa mill and U.S. mining operations at any time, the Company currently has no intention of placing the mill or U.S. mines into reclamation.
In addition, the Company’s contractual obligations at December 31, 2006 are as follows:

		Less Than			After
	Total	One Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations	$1,365,000	$249,000	$375,000	$239,000	$502,000

ENVIRONMENTAL RESPONSIBILITY
Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2006 are $18,447,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds and letters of credit as security for these liabilities and has deposited cash and equivalents as collateral against certain of these security items. At December 31, 2006 and September 30, 2005, the amount of these restricted investments collateralizing the Company’s reclamation obligations was $15,208,000 and $12,882,000, respectively.
Although the mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with UDEQ, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. The GWDP requires that the mill add over 40 additional monitoring parameters and fifteen additional monitoring wells. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
As mentioned in previous reports, the Company has detected some chloroform contamination at the mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have yet to be determined and may be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all-inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short-term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Deregulation of the Electrical Utility Industry
Denison’s future prospects are tied directly to those of the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and achieving record capacity factors. There can be no assurance that this trend will continue.
Replacement of Reserves and Resources
McClean Lake and Midwest reserves and resources are currently Denison’s principal source of uranium concentrates. Mining of uranium at Denison’s mines in Utah, Colorado and Arizona in the United States has commenced or is expected to commence this year, resulting in the production of uranium concentrates in 2008. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. The McClean Lake, Midwest, the Colorado Plateau and Arizona deposits are expected to be produced by 2015 and the Henry Mountains’ deposits produced by 2020. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves. In addition, while Denison believes that the Midwest deposit will be put into production, there can be no assurance that it will be.
Due to the unique nature of uranium deposits, technical challenges exist involving groundwater, rock properties, radiation protection and ore-handling and transport.
Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements contain, as a liability, the present value of the Company’s current estimate of the cost of performing these reclamation obligations, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
In addition, effective January 20, 2001, the United States Department of Interior Bureau of Land Management (the “BLM”) implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.
In Canada and the United States, environmental regulators are increasingly requiring financial assurances that the costs of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Decommissioning plans for these properties have been filed with regulators. These regulators have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.
Dependence on Issuance of License Amendments and Renewals
The Company maintains regulatory licenses in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company’s to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses from time to time. While the Company has been successful in renewing its licenses on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Limited Operating History
The Company began its business in May 1997, following the acquisition of assets from the Energy Fuels group of companies. As a result, the Company has had a limited history of operations. There can be no assurance that the Company’s operations will be profitable.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the orebody; ground and mining conditions; expected recovery rates of the uranium from the ore; alternate mining methods including the test mining project underway at McClean and anticipated environmental and regulatory compliance costs.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations, and uranium transport, could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former Soviet Union and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium (“HEU”) into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Mongolian Properties
The Company owns uranium properties directly and through joint venture interests and is undertaking a uranium exploration program in Mongolia. Fortress, in which the Company holds a 36.15% equity interest as of December 31, 2006, is also undertaking a precious and base metals exploration program in Mongolia. As with any foreign operation, these Mongolian properties and interests may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to adversely affect the value or continued viability of the Company’s interest in these Mongolian assets.
OmegaCorp
As of the date hereof, the Company has an offer to acquire any or all of the outstanding common shares of OmegaCorp Limited and has acquired approximately a 29% interest. The offer expires on March 21, 2007. OmegaCorp is an Australian listed mineral exploration company with the Kariba uranium project in Zambia, Africa. There can be no assurance that the Company will realize on the anticipated benefits from the transaction.
Environmental Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse affect on Denison’s financial condition or results of operations.
Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars, however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and, in the future, of Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Dependence on Key Personnel
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the Ontario Business Corporations Act.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties, and may be unable to direct or control such activities.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing the such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison

DENISON MINES CORP.
Management’s Discussion and Analysis
Fifteen Months Ended December 31, 2006
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this MD&A or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.

Responsibility for Financial Reporting
To the Shareholders of Denison Mines Corp.,
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists. The Company’s management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.
PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers’ audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.
The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.
The Audit Committee meets at least four times per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors’ report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company’s independent auditors.

E. Peter Farmer	James R. Anderson
Chief Executive Officer	Executive Vice-President and Chief Financial Officer
March 13, 2007

Auditors’ Report
To The Shareholders of Denison Mines Corp.,
We have audited the consolidated balance sheets of Denison Mines Corp. as at December 31, 2006 and September 30, 2005 and the consolidated statements of operations and deficit and cash flows for the fifteen month period ended December 31, 2006 and the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and September 30, 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, September 30, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.
“PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, BC, Canada
March 13, 2007
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the change described in note 3 to the financial statements. Our report to the shareholders dated March 13, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
“PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, BC, Canada
March 13, 2007

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

		Restated (Note 3)
	December 31,	September 30,
	2006	2005

ASSETS
Current
Cash and equivalents	$69,127	$6,111
Trade and other receivables	8,964	566
Note receivable (Note 13)	9,439	—
Inventories (Note 5)	21,553	3,324
Prepaid expenses and other	786	125

	109,869	10,126

Long-term investments (Notes 3 & 6)	16,600	3,814
Property, plant and equipment, net (Notes 3 & 7)	403,571	6,767
Restricted investments (Note 8)	15,623	12,882
Goodwill and other intangibles (Notes 4 & 9)	113,685	625

	$659,348	$34,214

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,737	$2,092
Deferred revenue	3,839	3,773
Current portion of long-term liabilities:
Post-employment benefits (Note 10)	343	—
Reclamation and remediation obligations (Note 11)	524	—
Other long-term liabilities (Note 12)	4,683	17

	16,126	5,882

Provision for post-employment benefits (Note 10)	3,628	—
Reclamation and remediation obligations (Note 11)	17,923	12,935
Other long-term liabilities (Note 12)	9,489	119
Future income tax liability (Note 18)	92,204	390

	139,370	19,326

SHAREHOLDERS’ EQUITY
Share capital (Note 14)
Authorized: Unlimited number of common shares without par value Issued and outstanding: 178,142,682 shares (September 30, 2005: 81,569,066 shares)	548,069	58,165
Share purchase warrants (Note 15)	11,733	—
Contributed surplus (Notes 16 & 17)	30,752	1,803
Deficit	(62,078)	(45,080)
Cumulative translation adjustment	(8,498)	—

	519,978	14,888

	$659,348	$34,214

Contingent liabilities and commitments (Note 22)
On Behalf of the Board of Directors:

“E. Peter Farmer”	“Catherine J. G. Stefan”

Director	Director
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except for per share amounts)

	Fifteen Months	Restated (Note 3)	Restated (Note 3)
	Ended	Year Ended	Year Ended
	December 31,	September 30,	September 30,
	2006	2005	2004

REVENUES	$9,722	$131	$2,424

EXPENSES

Operating expenses	7,023	2,542	3,177
Sales royalties and capital taxes	420	—	—
Mineral property exploration	14,790	8,108	2,540
General and administrative	11,379	4,537	3,443
Write-down of mineral properties (Note 7)	204	1,761	—

	33,816	16,948	9,160

Loss from operations	(24,094)	(16,817)	(6,736)
Net other income (Note 19)	7,399	5,757	1,691

Loss for the period before taxes	(16,695)	(11,060)	(5,045)

Income tax recovery (expense):
Current	—	—	—
Future	(303)	(390)	—

Net loss for the period	$(16,998)	$(11,450)	$(5,045)

Deficit, beginning of period	$(45,080)	$(32,856)	$(27,811)

Retrospective effect of change in accounting policy for stock-based compensation expense (Note 3)	—	(774)	—

Deficit, beginning of period as restated	(45,080)	(33,630)	(27,811)

Deficit, end of period	$(62,078)	$(45,080)	$(32,856)

Loss per share:
Basic and diluted	$(0.18)	$(0.14)	$(0.07)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	94,238	80,575	76,307

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Fifteen Months	Restated (Note 3)	Restated (Note 3)
	Ended	Year Ended	Year Ended
	December 31,	September 30,	September 30,
CASH PROVIDED BY (USED IN):	2006	2005	2004

OPERATING ACTIVITIES
Net loss for the period	$(16,998)	$(11,450)	$(5,045)
Items not affecting cash:
Amortization, depreciation and depletion	850	549	543
Stock-based compensation	6,203	1,180	225
Write-down of mineral properties	204	1,761	—
Gain on timing and estimate revision of asset retirement obligations	(3,065)	—	—
Net loss (gain) on sale of assets	273	(2,976)	(59)
Equity in loss of Fortress Minerals Corp.	4,003	1,493	—
Dilution gain	(7,167)	(2,098)	(549)
Minority interest	—	(917)	(346)
Change in future income taxes	304	390	—
Net change in non-cash working capital items (Note 21)	(12,101)	(124)	1,862

Net cash used in operating activities	(27,494)	(12,192)	(3,369)

INVESTING ACTIVITIES
Acquisition of Denison Mines Inc., cash and equivalents acquired, net of acquisition costs	60,219	—	—
Purchase of portfolio investments	(634)	(1,259)	(892)
Net proceeds from Fortress	—	274	977
Subscription for Fortress common shares	(1,524)	—	1,209
Expenditures on property, plant and equipment	(11,253)	(2,405)	(2,144)
Proceeds from sale of short-term investments	—	4,029	—
Proceeds from sale of land and equipment	—	100	64
Increase in restricted investments	(1,056)	(458)	(380)

Net cash provided by (used in) investing activities	45,752	281	(1,166)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(21)	(15)	(14)
Issuance of common shares for:
Private placements	42,526	5,574	12,409
Exercise of stock options and warrants	3,330	418	546

Net cash provided by financing activities	45,835	5,977	12,941

Foreign exchange effect on cash and equivalents	(1,077)	—	—

Net increase (decrease) in cash and equivalents	63,016	(5,934)	8,406
Cash and equivalents, beginning of period	6,111	12,045	3,639

Cash and equivalents, end of period	$69,127	$6,111	$12,045

Supplemental cash flow information (Note 21)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Notes to the Consolidated Financial Statements
Fifteen Months Ended December 31, 2006
(Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS AND CHANGE OF YEAR END

Denison Mines Corp. (formerly “International Uranium Corporation”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States and Mongolia, principally through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”. The Company is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company has elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulation. References to “2006”, “2005” and “2004” refer to the 15-month period ended December 31, 2006 and the years ended September 30, 2005 and September 30, 2004, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in Note 26.

The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:
(a)	Principles of Consolidation

These consolidated financial statements include the accounts of Denison Mines Corp. (formerly “International Uranium Corporation”), its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The Company’s subsidiaries include Denison Mines Inc., Denison Mines Holdings Corp. (formerly “International Uranium Holdings Corporation”), International Uranium (Bermuda I) Ltd and the Gurvan Saihan Joint Venture. The Company exercises joint control over substantially all of its interests in jointly-controlled companies and unincorporated joint ventures through agreements which require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

These financial statements also include the accounts of Fortress Minerals Corp. on a consolidated basis for the periods from June 23, 2004 to September 30, 2004 and from October 1, 2004 to April 29, 2005. For the period from April 30, 2005 to September 30, 2005 and for the fifteen month period ended December 31, 2006, the equity method has been applied.

The following table sets forth the Company’s ownership of its significant mining interests as at December 31, 2006:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip	100.00%
Henry Mountains	100.00%
Colorado Plateau	100.00%
Sunday Mine	100.00%
Gurvan Saihan Joint Venture	70.00%

As interests in incorporated and unincorporated joint ventures
McClean Lake	22.50%
Midwest	25.17%
Mongolia — AREVA	25.00%
Moore Lake	75.00%
Waterfound	15.32%
Wheeler (1)	40.00%
Wolly (2)	—%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. At December 31, 2006, the Company has incurred a total of CDN$5,906,000 towards this option.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the project by funding CDN$5,000,000 in exploration expenditures over the next six years. At December 31, 2006, the Company has incurred a total of CDN$1,283,000 towards this option.
Effective October 1, 2004, the Company prospectively adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15: Consolidation of Variable Interest Entities (“AcG 15”) which expands upon existing accounting guidance contained in CICA Handbook Section 1590: Subsidiaries (“Section 1590”) addressing the circumstances under which a company should consolidate another entity in its financial statements. The implementation of AcG 15 did not impact the Company’s consolidated financial statements.

(b)	Use of Estimates

The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the determination of economic lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.

(c)	Foreign Currency Translation

As of December 1, 2006, the Company’s currency of measurement for its Canadian operations, including those acquired under the business combination with Denison Mines Inc., is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Translation gains and losses are recorded in the cumulative translation adjustment account under shareholders’ equity which will be recognized in the results of operations upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

Prior to December 1, 2006, the Company’s primary currency of measurement and reporting was the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the transaction date. Revenues and expenses denominated in currencies other than the U.S. dollar were translated at the average rate in effect during the period, with the exception of depreciation and amortization which were translated at historical rates. Translation gains and losses were recorded in the results of operations for the period.

(d)	Income Taxes

Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized. The Canadian federal large corporation tax on capital is included in the provision for income taxes.

(e)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee (“EIC”) Abstract No. 146: Flow-Through Shares applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers.

(f)	Cash and Equivalents

Cash and equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted investments.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred (including overburden removal and in-pit stripping costs) and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to convert the ore into a saleable product. Conversion costs typically include labor, chemical reagents and certain mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Mine and mill supplies are valued at the lower of average cost and replacement cost.

(h)	Long-Term Investments

Portfolio investments over which the Company does not exercise significant influence are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are charged to the results of operations.

Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.

(i)	Property, Plant and Equipment

Plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over a useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.

Mining Property Acquisition, Exploration and Development Costs

Mineral property costs include acquisition costs relating to acquired mineral use rights and are capitalized.

Expenditures are expensed as incurred on mineral properties not sufficiently advanced as to identify their development potential. At the point in time that a mineral property is considered to be sufficiently advanced and development potential is identified, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include further exploration, costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Impairment of Long-Lived Assets

The Company applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment.

Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future undiscounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining asset.

(j)	Asset Retirement Obligations

The Company applies CICA Handbook Section 3110: Asset Retirement Obligations which provides standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.

Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(k)	Goodwill and Other Intangibles

Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill. The Company evaluates the carrying amount of goodwill at least annually to determine whether events or changes in circumstances indicate that such carrying amount may no longer be recoverable. Any impairment as determined in accordance with CICA Handbook Section 3062: Goodwill and Other Intangible Assets is charged to operations.

(l)	Post-Employment Benefits

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.

(m)	Fair Values

The carrying amounts for cash and equivalents, trade and other receivables, notes receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments. The fair value of other long-term liabilities approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market data.

(n)	Revenue Recognition

Revenue from the sale of uranium concentrate to utility customers is recognized when title to the product passes to the customer and delivery is effected by book transfer. Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

Revenue on decommissioning contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees earned from UPC are recognized as earned on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to UPC.

Revenues are recognized only to the extent they are reasonably considered to be collectible.

(o)	Stock-Based Compensation

Effective October 1, 2004, the Company retrospectively adopted, without restatement, the amended standards of CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”) which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(p)	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not make this assumption as the result would be anti-dilutive.

(q)	New Accounting Standards

CICA Handbook Section 1530: Comprehensive Income, effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: Equity, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.
CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
The Company will be required to adopt the above new accounting pronouncements for its fiscal period beginning January 1, 2007.
3.	CHANGE IN ACCOUNTING POLICIES
(a)	Exploration Expenditures

In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.

Results for the 2005 and 2004 periods have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change in accounting policy:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Balance Sheet at September 30, 2005:
Long-term investments	$4,938	$(1,124)	$3,814
Property, plant & equipment	16,631	(9,864)	6,767
Future income tax liability	1,461	(1,071)	390
Share capital	56,146	2,019	58,165
Deficit	(33,144)	(11,936)	(45,080)

2005 Statement of Operations and Deficit
Mineral property exploration	98	8,010	8,108
Write-down of mineral properties	1,870	(109)	1,761
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Income tax expense	27	363	390
Net loss for the year	(2,372)	(9,078)	(11,450)

2004 Statement of Operations and Deficit
Mineral property exploration	55	2,485	2,540
Minority interest	134	212	346
Income tax expense (recovery)	(585)	585	—
Net loss for the year	(2,187)	(2,858)	(5,045)

2005 Statement of Cash Flows
Stock-based compensation	948	232	1,180
Write-down of mineral properties	1,870	(109)	1,761
Change in future income taxes	27	363	390
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Net cash used in operating activities	(4,414)	(7,778)	(12,192)
Expenditures on mineral properties	(9,265)	7,778	(1,487)
Net cash provided by (used in) investing activities	(7,497)	7,778	281

2004 Statement of Cash Flows
Minority interest	(134)	(212)	(346)
Change in future income taxes	(585)	585	—
Net cash used in operating activities	(884)	(2,485)	(3,369)
Expenditures on mineral properties	(4,187)	2,485	(1,702)
Net cash used in investing activities	(4,860)	2,485	(2,375)

(b)	Stock-Based Compensation

Effective October 1, 2004, the Company adopted the amended standards of CICA Handbook Section 3870 which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees was required.

The Company has adopted the amendments to CICA Handbook Section 3870 on a retrospective basis without restatement of periods prior to October 1, 2004. As a result, a cumulative adjustment of $774,000 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $738,000 during 2004 and $36,000 during 2003.

4. BUSINESS COMBINATION AND NAME CHANGE
Effective December 1, 2006, International Uranium Corporation (“IUC”) completed the acquisition of Denison Mines Inc. (“DMI”) pursuant to the terms of an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 (the “Arrangement”). Under the Arrangement, IUC and DMI entered into a business combination by way of a plan of arrangement whereby IUC acquired all of the issued and outstanding shares of DMI in a share exchange at a ratio of 2.88 common shares of IUC for each common share of DMI. Immediately thereafter, the pre-Arrangement shareholders of IUC and DMI each owned 50.2% and 49.8%, respectively, of the Company with 177,648,226 common shares issued and outstanding, excluding the effects of outstanding stock options and share purchase warrants.
Concurrent with the Arrangement, the Company changed its name from International Uranium Corporation to Denison Mines Corp.
DMI was formed by arrangement under the OBCA and, prior to the Arrangement, its common shares were publicly traded on the TSX under the symbol DEN. DMI is engaged in uranium mining and related activities and its assets include a 22.5% interest in the McClean Lake mill and nearby mines and an environmental services division which provides mine decommissioning and decommissioned site monitoring services for third parties.
The purchase price calculation for the Arrangement is summarized below (in thousands, except for per share amounts):

DMI common shares outstanding	30,552
Exchange ratio	2.88

Common shares of IUC issued to DMI shareholders	87,991
Fair value per share of each IUC common share issued, in CAD$	$5.74

Fair value of common shares issued by the Company, in CAD$	$505,069
Canadian/U.S. dollar exchange rate	1.1449

Fair value of common shares issued by the Company	$441,147
Fair value of DMI share purchase warrants assumed by the Company (Note 15)	11,744
Fair value of DMI stock options assumed by the Company (Note 16)	25,635
Direct acquisition costs incurred by the Company	3,414

Purchase price	$481,940

The fair value per share of each IUC common share represents the weighted-average closing price of the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of stock options assumed by the Company to replace those of DMI was determined using the Black-Scholes option pricing model. The calculation of the fair value of the share purchase warrants assumed by the Company to replace those of DMI was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. Each DMI stock option and warrant will provide the holder the right to acquire a common share of the Company when presented for exercise adjusted by the exchange ratio above.

The allocation of the purchase price is based on management’s preliminary estimate of the fair values after giving effect to the Arrangement as summarized below:

DMI
Fair Value
December 1,
(in thousands)	2006

Cash and equivalents	$63,634
Other current assets	25,067
Long-term investments	7,596
Property, plant and equipment	395,752
Restricted investments	1,990
Goodwill and other intangibles	115,163

Total assets	609,202

Current liabilities	12,977
Provision for post-employment benefits	3,692
Reclamation and remediation obligations	7,888
Other long-term liabilities	9,553
Future income tax liability	93,152

Total liabilities	127,262

Net assets purchased	$481,940

The Arrangement has been accounted for under the purchase method with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined company, the premium paid by IUC to acquire DMI and the composition of the board of directors and the executive management team.
DMI’s assets and liabilities were measured at their individual fair values as of December 1, 2006. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The company has engaged independent valuators to assist in the determination of the fair values of the significant assets and liabilities acquired. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.
5. INVENTORIES
The inventories balance consists of:

	December 31,	September 30,
(in thousands)	2006	2005

Uranium and vanadium concentrates	$9,758	$2,042
Inventory of ore in stockpiles	8,817	—
Mine and mill supplies	2,978	1,282

	$21,553	$3,324

6. LONG-TERM INVESTMENTS
The long-term investments balance consists of:

		Restated (Note 3)
	December 31,	September 30,
	2006	2005

Portfolio investments	$10,249	$2,152
Investments in affiliates
Fortress Minerals Corp.	6,351	1,662

	$16,600	$3,814

At December 31, 2006, portfolio investments consist of common shares of six publicly-traded companies acquired by the Company at a cost of $10,249,000 (September 30, 2005: $2,152,000), with an aggregate market value of $35,257,000 (September 30, 2005: $7,106,000). During 2006, the Company acquired additional equity interests at a cost of $634,000 through the exercise of share purchase warrants. At December 31, 2006, the Company held share purchase warrants to acquire additional equity interests in one of the companies for a total subscription price of $173,000 (CDN$202,000).
At December 31, 2006, the Company held 30,598,750 common shares (September 30, 2005: 28,732,500 common shares) of Fortress Minerals Corp. (“Fortress”), representing 36.15% (September 30, 2005: 44.39%) of its issued and outstanding common shares. During the fifteen months ended December 31, 2006, the Company participated in private placements to purchase 1,866,250 common shares of Fortress at a total cost of $1,524,000 (CDN$1,745,000). Through this investment, the Company is deemed to have significant influence over Fortress for accounting purposes. Accordingly, the Company applies the equity method to account for its investment in Fortress resulting in the recognition of a dilution gain of $7,167,000 (2005: $2,098,000), offset by a loss in equity in Fortress of $4,003,000 (2005: $1,493,000).
7. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

		Restated (Note 3)
	December 31,	September 30,
(in thousands)	2006	2005

Cost, net of write-downs
Mill infrastructure, mines and equipment	$216,686	$9,253
Development and exploration properties	193,778	3,549
Environmental services and other	1,126	—

	411,590	12,802

Accumulated depreciation and amortization
Mill infrastructure, mines and equipment	7,997	6,035
Development and exploration properties	—	—
Environmental services and other	22	—

	8,019	6,035

Property, plant and equipment, net	$403,571	$6,767

Net book value
Mill infrastructure, mines and equipment	$208,689	$3,218
Development and exploration properties	193,778	3,549
Environmental services and other	1,104	—

	$403,571	$6,767

Mill Infrastructure, Mines and Equipment
The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. During 2006, the Company commenced mining activities through the re-opening of some of its U.S. mines in Colorado and Utah which had been shut down since 1999. Mined ore from these mines will be processed at the White Mesa mill.
The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits in the area. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling revenue.

Development and Exploration Properties
The Company has a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada.
The Company has a 75% interest in the Moore Lake Property located in the Athabasca Basin of Saskatchewan, subject to a 2.5% net smelter return royalty.
The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.
The Company has various interests in development and exploration projects located in Canada, the U.S. and Mongolia which are held directly or through option or joint venture agreements.
During 2006, the Company recorded a write-down of mineral property acquisition costs totaling $204,000 relating to certain of its Mongolian uranium properties due to exploration program results that did not warrant further work. Many of these properties were grass roots exploration prospects licensed in 2004 on the basis of favorable geology and radiometric anomalies. The properties were aggressively explored in 2005 and 2006. During 2005, the Company recorded a write-down of mineral property acquisition costs of $1,761,000 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia.
Environmental Services and Other
The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture) to pursue an alternate feed program for the White Mesa mill. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities.
8. RESTRICTED INVESTMENTS
The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	December 31,	September 30,
(in thousands)	2006	2005

U.S. mill and mine reclamation	$13,667	$12,882
Elliot Lake reclamation trust fund	1,541	—
Letter of credit collateral	415	—

	$15,623	$12,882

U.S. Mill and Mine Reclamation
The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties.
Elliot Lake Reclamation Trust Fund
The Company has the obligations to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

Letter of Credit Collateral
As at December 31, 2006, the Company had $415,000 of cash and cash equivalents restricted as collateral for certain letters of credit associated with performance obligations under a completed contract of its environmental services division. This obligation is expected to end in April 2007.
9. GOODWILL AND OTHER INTANGIBLES
A continuity summary of goodwill is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Goodwill, beginning of period	$—	$—

Acquisition related additions	104,682	—
Foreign exchange	(1,841)	—

Goodwill, end of period	$102,841	$—

Goodwill, by business unit:
McClean and Midwest joint ventures	$102,841	$—

The Company’s acquisition of DMI was accounted for using the purchase price method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is allocated to business units and tested annually for impairment, at a minimum. The goodwill has been allocated to the McClean and Midwest joint ventures.
A continuity summary of other intangibles is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Other intangibles, beginning of period	$625	$688

Acquisition related additions	10,481	—
Amortization	(78)	(63)
Foreign exchange	(184)	—

Other intangibles, end of period	$10,844	$625

Other intangibles, by item:
UPC management contract	10,297	—
Urizon technology licenses	547	625

	$10,844	$625

The UPC management contract is associated with the acquisition of Denison Mines Inc. (see note 4). The fair value was determined using a discounted cash flow approach after taking into account an appropriate discount rate. The contract is being amortized over an estimated useful life of approximately 13 years.
The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.
10. POST-EMPLOYMENT BENEFITS
The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1993. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2005. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	5.25%
Initial medical cost growth rate per annum	12.00%
Medical cost growth rate per annum decline to	6.00%
Year in which medical cost growth rate reaches its final level	2011
Dental cost growth rate per annum	4.00%

A continuity summary of post-employment benefits is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Liability, beginning of period	$—	$—

Acquisition related additions	4,041	—
Benefits paid	(16)	—
Interest cost	16	—
Foreign exchange	(70)	—

Liability, end of period	3,971	$—

Post-employment benefits liability by duration:
Current	343	$—
Non-current	3,628	—

	$3,971	$—

11. RECLAMATION AND REMEDIATION OBLIGATIONS
A continuity summary of reclamation and remediation obligations is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Reclamation obligations, beginning of period	$12,935	$12,604

Acquisition related additions	8,360
Accretion	50	—
Expenditures incurred	(39)	—
Liability adjustments	(2,712)	331
Foreign exchange	(147)	—

Reclamation obligations, end of period	$18,447	$12,935

Site restoration liability by location:
U.S. Mill and Mines	$10,223	$12,935
Elliot Lake	6,956	—
McLean Lake and Midwest Joint Ventures	1,268	—

	$18,447	$12,935

Site restoration liability :
Current	$524	$—
Non-current	17,923	12,935

	$18,447	$12,935

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimate for the White Mesa mill and U.S. mines are $8,194,000 and $2,029,000, respectively. The above accrual represents the company’s best estimate of the present value of future reclamation costs, discounted at 7.5%.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 7.5%.

Spending on restoration activities at the Elliot Lake site are funded from monies in the Elliot Lake Reclamation Trust fund (Note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 7.5%.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment totalling CDN$8,064,000.

12.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consists of:

	December 31,	September 30,
(in thousands)	2006	2005

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	85	36
Unamortized fair value of sales and toll milling contracts	13,987	—

	$14,172	$136

Other long-term liabilities:
Current	4,683	17
Non-current	9,489	119

	$14,172	$136

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.

13.	RELATED PARTY TRANSACTIONS

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

The Company is also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The current credit facility terminates on May.10, 2007 and is collateralized by the uranium investments of UPC. Interest under the credit facility is based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility.

The following transactions were incurred with UPC during 2006:

(in thousands)	2006 (1)

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$94
Commission fees on purchase and sale of uranium	336
Fees earned from UPC included in other income:
Loan interest under credit facility	57
Standby fee under credit facility	3

Total fees earned from UPC	$490

(1)	Reflects fees earned for the one month period of December 2006 only.
At December 31, 2006, accounts receivable includes $156,000 due from UPC with respect to the fees indicated above and notes receivable includes $9,439,000 with respect to the loan drawdown under the temporary credit facility.

During 2006, the Company had the following additional related party transactions:
a)	incurred legal fees of $292,000 (2005: $77,000) with a law firm of which a partner is a director of the Company;

b)	incurred management and administrative service fees of $237,000 (2005: $169,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At December 31, 2006, an amount of $100,000 (September 30, 2005: $70,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $112,000 (2005: $21,000) for such services. At December 31, 2006, an amount of $31,000 (September 30, 2005: $29,000) was due from Fortress relating to this agreement.
14.	SHARE CAPITAL
a)	Authorized: Unlimited number of common shares without par value

b)	Issued and Outstanding:

	Number of	Restated (Note 3)
	Common Shares	Amount
	(in thousands)	(in thousands)

Balance at September 30, 2004	79,635	$50,891

Issued for cash:
Flow-through private placement, net of issue costs of $227,470 (c)	1,000	5,574
Exercise of stock options	787	418
Issued for mineral property acquisition (d)	147	907
Fair value of stock options exercised	—	375

	1,934	7,274

Balance at September 30, 2005	81,569	$58,165

Acquisition of Denison Mines Inc.	87,991	441,147
Issued for cash:
Private placement, net (c)	6,000	37,065
Flow-through private placement, net (c)	850	5,461
Exercise of stock options	1,727	3,305
Exercise of share purchase warrants	6	26
Fair value of stock options exercised	—	2,889
Fair value of share purchase warrants exercised	—	11

	96,574	489,904

Balance at December 31, 2006	178,143	$548,069

c)	Private Placements

In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of CDN$7.75 per share for gross proceeds of $5,692,000 (CDN$6,587,500). Share issue costs comprised of related expenses and finders’ fees totaling $231,000 were incurred, resulting in net proceeds of $5,461,000 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006.

In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of CDN$7.50 per share for gross proceeds of $38,011,000 (CDN$45,000,000). Share issue costs comprised of related expenses and finders’ fees totaling $946,000 were incurred, resulting in net proceeds of $37,065,000 from the private placement.

In March 2005, the Company completed a private placement of 1,000,000 flow-through common shares at a price of CDN$7.00 per share for gross proceeds of $5,802,000 (CDN$7,000,000). Share issue costs comprised of related expenses and finders’ fees totaling $227,000 were incurred, resulting in net proceeds of $5,575,000 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006.

d)	Mineral Property

In September 2005, the Company issued 147,000 common shares at a price of CDN$7.35 per share for a total value of $907,000 (CDN$1,080,000) as part of the acquisition of a U.S. uranium property. Subsequent to the 2006 year-end, an additional 103,000 shares were issued at a value of $950,000.

15.	SHARE PURCHASE WARRANTS

Effective December 1, 2006, the Company assumed the outstanding share purchase warrants of DMI as a result of the Arrangement. As of that date, DMI had outstanding share purchase warrants to purchase 1,099,051 and 2,225,000 common shares of DMI exercisable at prices of CDN$15.00 and CDN$30.00 per share, respectively. Each warrant assumed is exercisable for 2.88 shares of the Company. A continuity summary of the share purchase warrants of the Company is presented below:

	2006		2005
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN$)	Shares	(CDN$)

Balance outstanding, beginning of period	—	$—	—	$—

Share purchase warrants outstanding of Denison Mines Inc. as of the acquisition date, adjusted by 2.88 ratio	9,573,267	8.69	—	—
Exercised	(5,760)	5.21	—	—

Balance outstanding, end of period	9,567,507	$8.70	—	$—

Exercisable, end of period	9,567,507	$8.70	—	$—

A summary of the share purchase warrants of the Company outstanding and exercisable at December 31, 2006 is presented below:

	Exercise Price
Number of	per Share
Common Shares	(CDN $)	Expiry Date

3,159,507	$5.21	November 24, 2009
6,408,000	$10.42	March 1, 2011

9,567,507	$8.70

As of December 1, 2006, the fair value of these share purchase warrants assumed by the Company to replace those of DMI totaled $11,744,000 (CDN$13,445,000) which has been included the purchase price calculation for the Arrangement (Note 4). The calculation of this fair value of $1.23 (CDN$1.40) per share assumed no exercise and was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006.

A continuity summary of share purchase warrants is presented below:

(in thousands)	2006	2005

Balance, beginning of period	$—	$—

Fair value of DMI share purchase warrants assumed by the Company (Note 4)	11,744	—
Value of share purchase warrants transferred to share capital upon exercise	(11)	—

Balance, end of period	$11,733	$—

16.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. Previously, the Plan reserved for issuance a maximum of 10,700,000 common shares. As at December

31, 2006, an aggregate of 9,258,000 options have been granted (less cancellations) since the Plan’s inception in 1997.

The purpose of the Plan is to attract, retain and motivate directors, officers, key employees and consultants of the Company and to advance the interests of the Company by providing eligible persons with the opportunity to acquire an increased proprietary interest in the Company. Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately one year.

Effective December 1, 2006, the Company assumed the outstanding stock options of DMI as a result of the Arrangement. As of that date, DMI had outstanding fully-vested stock options to purchase 1,411,000 common shares of DMI exercisable at a weighted-average price of CDN$11.15 per share with various expiry dates to October 4, 2016.

A continuity summary of the stock options in terms of common shares of the Company granted under the Plan is presented below:

	2006		2005
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Balance outstanding, beginning of period	1,863,000	$2.62	1,940,000	$0.85

Stock options outstanding of Denison Mines Inc. as of the acquisition date, adjusted by 2.88 ratio	4,064,012	3.87	—	—
Granted	2,458,000	10.03	710,000	5.28
Exercised	(1,726,696)	2.20	(787,000)	0.65
Expired	(10,000)	5.27	—	—

Balance outstanding, end of period	6,648,316	$6.23	1,863,000	$2.62

Exercisable, end of period	6,503,315	$6.25	1,863,000	$2.62

A summary of stock options outstanding and exercisable in terms of common shares of the Company at December 31, 2006 is presented below:

		Weighted-
		Average	Average
	Range of Exercise	Exercise Price	Remaining
Number of	Prices per Share	per Share	Contractual Life
Common Shares	(CDN $)	(CDN $)	(Years)

752,200	$4.27 to $ 5.88	$5.18	1.67
2,150,000	$7.53 to $10.78	$10.72	2.91
3,746,116 (1)	$1.88 to $ 6.39	$3.87	8.57

6,648,316		$6.23	5.97

(1)	Balance of DMI stock options assumed by the Company as a result of the Arrangement adjusted by 2.88 ratio
Outstanding options expire between May 2007 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005

Risk-free interest rate	3.90%	2.90%
Expected stock price volatility	50%	87%
Expected life	2 years	2 years
Expected dividend yield	—	—
Weighted-average fair value per share under options granted	$3.02	$1.66

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

(in thousands)	2006	2005

Mineral property exploration	833	232
General and administrative	5,370	948

	6,203	1,180

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2006, the Company had an additional $144,000 (September 30, 2005: Nil) in stock-based compensation expense to be recognized periodically to November 2007.

As of December 1, 2006, the fair value of the stock options assumed by the Company to replace those of DMI totaled $25,635,000 (CDN$29,349,000) which has been included in the purchase price calculation for the Arrangement (Note 4). The calculation of this fair value of $6.31 (CDN$7.22) per share was estimated as of December 1, 2006 using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.90%, expected stock price volatility of 50%, expected life of 3.75 to 4.93 years and expected dividend yield of Nil.

17.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

(in thousands)	2006	2005

Balance, beginning of period	$1,803	$224

Retrospective effect of change in accounting policy for stock-based compensation	—	774
Fair value of DMI stock options assumed by the Company (Note 4)	25,635	—
Stock-based compensation as a result of stock options granted	6,203	1,180
Value of stock options transferred to share capital upon exercise	(2,889)	(375)

Balance, end of period	$30,752	$1,803

18.	INCOME TAXES

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

		Restated (Note 3)	Restated (Note 3)
(in thousands)	2006	2005	2004

Combined basic tax rate	36%	40%	40%

Income (loss) from operations before taxes	$(16,695)	$(11,060)	$(5,045)

Income tax recovery at combined basic tax rate	(6,010)	(4,425)	(2,018)
Non-temporary differences	1,933	994	90
Flow through shares renounced	4,036	1,434	585
Difference in foreign tax rates	(222)	627	—
Change in valuation allowance	337	(149)	874
Other	229	1,908	469

Tax expense (recovery) per consolidated financial statements	$303	$390	$—

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

		Restated (Note 3)	Restated (Note 3)
	December 31,	September 30,	September 30,
(in thousands)	2006	2005	2004

Future income tax assets:
Property, plant and equipment	$2,277	$1,758	$1,224
Intangible assets	81	50	—
Liabilities	9,288	1,088	1,443
Other	8,943	4,952	5,795

	20,589	7,848	8,462

Future income tax liability:
Inventory	(2,579)	—	—
Investments	(1,498)	—	—
Property, plant and equipment	(95,149)	(684)	(1,150)
Intangibles	(3,254)	—	—
Other	(2,812)	(390)	—

Net future tax asset (liability)	(84,703)	6,774	7,312

Valuation allowance	(7,501)	(7,164)	(7,312)

Net future income tax assets (liabilities)	$(92,204)	$(390)	$—

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.

At December 31, 2006, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Canada	$4,236	2008-2026
United States	15,263	2018-2026

19.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

(in thousands)	2006	2005	2004

Net interest and other income	$2,614	$699	$533
Gain on foreign exchange	1,915	560	242
Gain (loss) on sale of land and equipment	(24)	100	59
Gain (loss) on sale of short-term investments	—	2,939	(38)
Loss on sale of restricted investments	(270)	(63)	—
Equity in loss of Fortress Minerals Corp.	(4,003)	(1,493)	—
Dilution gain on Fortess Minerals Corp. (note 6)	7,167	2,098	549
Minority interest	—	917	346

Net other income	$7,399	$5,757	$1,691

20.	SEGMENTED INFORMATION
a)	Geographic Information

The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

(in thousands)	2006	2005	2004

Revenue:
Canada	$7,868	$—	$—
United States	1,496	131	2,424
Rest of world	358	—	—

	$9,722	$131	$2,424

Total long-lived assets:
Canada	$502,596	$936	$354
United States	14,468	6,305	3,392
Mongolia	192	151	2,920

	$517,256	$6,870	$6,666

b)	Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2006, two customers accounted for approximately 79% of total revenues. During 2005, a process milling customer accounted for approximately 33% of total revenues. During 2004, a vanadium customer accounted for approximately 65% of total revenues.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	2006	2005	2004

Changes in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(7,175)	$1,065	$(742)
Decrease in due from Urizon Joint Venture	—	—	451
Decrease (increase) in inventories	(4,414)	(2,134)	572
Decrease (increase) in other current assets	(145)	283	(26)
Increase (decrease) in accounts payable and accrued liabilities	(379)	115	(74)
Increase (decrease) in reclamation obligations	(39)	331	283
Increase in deferred revenue	67	216	1,398
Funding of post-retirement benefits	(16)	—	—

Net change in non-cash working capital items	$(12,101)	(124)	1,862

22.	COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Blue Hill, Maine

The Company is a defendant in an action filed by the State of Maine against Kerramerican, Inc., (“Kerramerican”) a subsidiary of Noranda Inc., Black Hawk Mining Ltd. (“Black Hawk”) and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. In addition, Black Hawk and Kerramerican have each asserted cross-claims against the Company for contribution. The Company is defending these actions and has counter-claimed against Black Hawk and Kerramerican for indemnity. The activities of Denison Mines Limited (“DML”), a predecessor to the Company, at this site consisted only of limited exploration that did not involve the disposal of any waste and which occurred prior to 1964. Mining activities at the site occurring between 1964 and 1970 were conducted by Black Hawk, a public company in which DML had a financial interest but did not control. Black Hawk entered into a joint venture with Kerramerican in 1970. Kerramerican was the operator of the joint venture, built processing facilities and operated the mine until it was closed in 1977. Kerramerican was responsible for the decommissioning and reclamation of the site, which was completed in 1983. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required.

DML has an indemnity from Kerramerican and Black Hawk in an agreement among the parties dated July 1, 1971. The Company has thoroughly examined this issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Furthermore, the Company believes that, to the extent that liability is determined, Kerramerican and Black Hawk are liable therefore pursuant to the July 1, 1971 indemnity agreement. Notwithstanding the Company’s belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time. Kerramerican has entered into an agreement with the State of Maine and assumed liability preserving its rights to pursue Black Hawk and Denison for their share of the liability.

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2006, the Company had outstanding bonds and letters of credit of $21,955,000 of which $14,082,000 was collateralized by restricted cash (see note 8).

Others

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

The Company has committed to payments under various operating leases. The future minimum lease payments are as follows:

(in thousands)

2007	$249
2008	211
2009	164
2010	130
2011	109
2012 and thereafter	430

23.	SUBSEQUENT EVENTS

On January 9, 2007, Denison issued 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of CDN$105,875,725.

On January 23, 2007, Denison lodged a bidders statement with the Australian Securities and Investment Commission in connection with Denison’s offer to acquire all of the issued and outstanding shares of OmegaCorp Ltd., a company listed on the Australian Stock Exchange. The cash offer of AUD$1.10 per share was scheduled to close on February 28, 2007 but was extended to March 9, 2007 and subsequently extended to March 21, 2007. Approximately 29% of the common shares of OmegaCorp were tendered by March 13, 2007.

On February 26, 2007, Denison announced that it had applied for a listing of its common shares on the American Stock Exchange. It is expected that the process will be completed by early April, 2007.

On March 6, 2007, Denison closed an agreement to acquire five uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 plus a 1% royalty.

24.	FINANCIAL INSTRUMENTS
a)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, amounts due from the Urizon Joint Venture, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times, exceed federally insured levels. The Company’s restricted investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company’s accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers’ financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

b)	Fair Values

The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

The fair values of the Company’s restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.

25.	JOINT VENTURE INTERESTS

The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.

A summary of joint venture information is as follows:

(in thousands)	2006	2005

Operating expenses	$5,799	$—
Mineral property exploration	3,144	—
General and administrative	80	66
Net other income	(4)	—

Loss for the period before taxes	9,019	66

Current assets	14,516	21
Property, plant and equipment	386,512	—
Goodwill and other intangibles	103,388	625
Current liabilities	3,133	4
Long-term liabilities	2,226	99

Net investment in joint ventures	$499,057	$543

26.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:
a)	Cash and Equivalents

U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2006 no funds raised from the issue of flow-through shares remained (September 30, 2005: $4,128,000).

b)	Long-Term Investments

Under Canadian GAAP, portfolio investments are carried at the lower of cost and estimated fair market value. Under U.S. GAAP, portfolio investments that are classified as available-for-sale securities are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as other comprehensive income, a separate component of shareholders’ equity.

c)	Plant and Equipment

Under Canadian GAAP, the Company’s surplus assets held for resale were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

d)	Mineral Properties

During 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential and adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP. Under U.S. GAAP, all exploration costs incurred before a commercially mineable deposit is established must be expensed as incurred.

e)	Joint Ventures

Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.

f)	Goodwill

Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

g)	Liabilities

Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties, resulting in an income tax expense.

h)	Dilution Gains

Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.

i)	Stock-Based Compensation

Under Canadian GAAP, the Company retrospectively adopted, without restatement, amended standards requiring a fair value-based method of accounting for stock options granted to employees, including directors, and non-employees effective October 1, 2004. Under U.S. GAAP, the Company may continue to measure stock options granted to employees using the intrinsic value-based method whereby stock-based compensation is measured as the excess of the market price on the grant date over the exercise price. In order to remain consistent with the adoption under Canadian GAAP, the Company has elected under U.S. GAAP to retrospectively adopt the fair value-based method of accounting for stock options granted to employees effective October 1, 2004. Under U.S. GAAP, such retrospective adoption requires restatement of prior periods.

j)	Foreign Currency Translation

Under Canadian GAAP, unrealized translation gains and losses as a result of translating self-sustaining operations under the current rate method are accumulated in a cumulative translation adjustment account as a separate component of shareholders’ equity. Under U.S. GAAP, these unrealized translation gains and losses are shown as an adjustment to other comprehensive income.

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2006
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Long-term investments	$16,600	(b	)	$25,008	$41,608

Property, plant and equipment	403,571	(c	)	301	403,872

Future income tax liability	92,204	(b	)	1,838	94,042

Share capital	548,069	(f	)	(616)	547,453

Additional paid-in capital	—	(h	)	9,814	9,814

Deficit	(62,078)	(b	)	2,162
		(c	)	301
		(f	)	616
		(h	)	(9,814)	(68,813)

Cumulative translation adjustment	(8,498)	(j	)	8,498	—

Accumulated other comprehensive income	—	(b	)	25,008
		(b	)	(4,000)
		(j	)	(8,498)	12,510

	December 31, 2005 (restated)
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Cash and equivalents	$6,111	(a	)	$(4,128)	$1,983

Restricted cash	—	(a	)	4,128	4,128

Long-term investments	3,814	(b	)	7,274	11,088

Property, plant & equipment	6,747	(c	)	301	7,048

Share capital	58,165	(f	)	(616)	57,549

Additional paid-in capital	—	(h	)	2,647	2,647

Deficit	(45,080)	(c	)	301
		(f	)	616
		(h	)	(2,647)	(46,810)

Accumulated other comprehensive income	—	(b	)	7,274	7,274

The consolidated statements of operations, adjusted to comply with U.S. GAAP, would be as follows:

			2006	2005	2004

Net loss for the period, Canadian GAAP			$(16,998)	$(11,450)	$(5,045)
Depreciation of assets held for resale	(c	)	—	(31)	(100)
Adjust dilution gain from equity interests	(h	)	(7,167)	(2,098)	(549)
Retrospective adoption relating to stock-based compensation	(i	)	—	—	(738)

Net loss for the period, U.S. GAAP			(24,165)	(13,579)	(6,432)
Unrealized gain on available-for-sale securities	(b	)	17,735	2,370	3,974
Cumulative translation adjustment	(j	)	(8,498)	—	—

Comprehensive loss, U.S. GAAP			$(14,928)	$(11,209)	$(2,458)

Basic and diluted net loss per share, U.S. GAAP			$(0.26)	$(0.17)	$(0.08)

The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

			2006	2005	2004

Net cash provided by (used in) financing activities:
Under Canadian GAAP			$44,311	$5,977	$14,150
Restricted cash from flow-through financings	(a	)	—	(4,128)	(3,840)

Under U.S. GAAP			$44,311	$1,849	$10,310

Impact of New Accounting Pronouncements

a)	FASB Statement No. 154: Accounting Changes and Error Corrections (“SFAS 154”) effective for 2006 addresses the accounting for and reporting of voluntary changes in accounting principles and the reporting of error corrections by the restatement of previously issued financial statements. SFAS 154 requires retrospective application of prior period financial statements for changes in accounting principles unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to SFAS 154, accounting changes were generally applied effective at the beginning of the year of change with any prior years’ cumulative effects recorded as a charge against or credit to earnings in the year of change.

b)	EITF 04-6: Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-6”) effective for reporting periods beginning after December 15, 2006 which concludes that stripping costs incurred during the production phase be recorded as a component of the cost of inventory produced. The Company has yet to complete its evaluation of the impact of this pronouncement.

c)	FASB Statement No. 157: Fair Value Measurements (“SFAS 157”) effective for 2008 establishes a framework for measurement of fair value under generally accepted accounting principles and expands the disclosure requirements covering fair value measurement. The Company has yet to complete its evaluation of the impact of this pronouncement.

d)	FASB Interpretation No. 48: Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN 48”) effective for 2007 prescribes a recognition threshold and measurement attribute including criteria for the subsequent recognition, derecognition and measurement of uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to uncertainty in income tax assets and liabilities. The Company has yet to complete its evaluation of the impact of this interpretation.